

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2011

<u>Via E-mail</u>
Mr. Charles Grob
President
Chimera Energy Corporation
2800 Post Oak Blvd., Suite 4100
Houston, TX 77056

> **Re: Chimera Energy Corporation**
> **Registration Statement on Form S-1**
> **Filed October 20, 2011**
> **File No. 333-177406**

Dear Mr. Grob:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Calculation of Registration Fee</u>

1. In note two, you state that you calculated the registration fee in accordance with Rule 457(c) of the Securities Act of 1933. Given that your offering price is not computed on the basis of fluctuating market prices, please revise this note to reference the subsection of Rule 457 pursuant to which you did calculate the registration fee.

<u>Outside Front Cover Page of Prospectus</u>

2. It appears as if the subject to completion legend and the accompanying statement are located on the page preceding the outside front cover page of the prospectus. Additionally, it appears as if the cross reference to the risk factors and the state legend are located on the page immediately following the outside front cover page of the prospectus. Please revise your registration statement so that these items appear on the outside front cover page of the prospectus. Refer to Item 501 of Regulation S-K.

Use of Proceeds, 21

Marketing, page 22

3. You state that "the more offering proceeds received, the greater number of potential customers that will be contacted." Please explain to us how the amount of proceeds you raise affects the number of potential customers you will contact. In this regard, we note your disclosure on page 21 indicates you will spend the same amount on marketing if 25%, 50%, 75%, or 100% of the shares in this offering are sold.

Business Description, page 27

Our Products, page 28

4. In the first paragraph, you state that you purchase your PDC cutter inventory from a manufacturer. Please name your principal supplier, and disclose whether these cutters are readily available. Refer to Item 101(h)(4)(v) of Regulation S-K.

Business Plan Implementation Schedule, page 30

5. We note your statement that you have not established a schedule for the completion of specific tasks or milestones. Please reconcile this statement with your tables on page 34 in which you discuss anticipated milestones in two different phases.

Business Strategy, page 30

6. We note your disclosure that you plan to develop additional product lines of equipment to be used in oil and gas exploration and production. Please disclose whether you have determined what types of equipment this includes, and if you have determined this, please disclose the types of equipment you plan to include in your product offering.

Sales and Marketing Strategy, page 30

7. We note your statement that you have not developed a website. Please confirm to us whether www.chimeraenergyusa.com is associated with your company. In this regard, we note the company name, the address, and the telephone number on this website are the same as yours. Additionally, the website appears to display a logo, but you disclose on page 31 that you have not developed a logo. Please revise your disclosures as appropriate. Please also note that you are encouraged to give your website address, if available. Please refer to Item 101(h)(5)(iii) of Regulation S-K.

Competition, page 31

8. You state that there are not many PDC cutter manufacturers. We note in the third risk factor on page 16 that you have "numerous" competitors. Further, your disclosure indicates that you distribute PDC cutters rather than manufacturing them. Please discuss the competitive business conditions associated with the PDC cutter distribution business as well as your competitive position in the industry and methods of competition. Refer to Item 101(h)(4)(iv) of Regulation S-K. Additionally, please ensure your disclosures are consistent throughout the prospectus.

Description of Property, page 32

9. Please explain what you mean by "virtual office space lease."

Management's Discussion and Analysis . . . , page 33

Plan of Operations, page 33

10. In the second sentence on page 35, you state that you will not be able to implement any facets of your business plan if you do not raise additional capital. Your other disclosures indicate that you will be able to begin implementing your business plan and that you can conduct operations for up to 24 months if you sell all of the shares in this offering. Please clarify which facets of your business plan you will be able to implement, or begin implementing, with the proceeds from this offering.

Liquidity and Capital Resources, page 35

11. In the second paragraph, you state that you believe you may be able to issue debt and equity in order to start to start executing your business plan despite your financial status. Please disclose your basis for this belief.

Management, page 38

Sole Officer and Director, page 38

12. Please describe Mr. Grob's business experience from June 2009 to August 2011. Additionally, please disclose the private business with which Mr. Grob is involved. In this regard, we note your reference to his private business in the third risk factor on page 14 and in the "Conflicts of Interest" section on page 39. Refer to Item 401(e) of Regulation S-K.

13. You refer to Mr. Grob's "over five years of experience in managing new business development." Please describe his experience in managing new business development so that investors may have a better understanding of the qualifications you reference.

Financial Statements

3. Significant Accounting Policies, page F-7

14. You state on page F-8 that you have recorded one sale for the period, of which $8,500 remains uncollected as of the date of the audit report. Please address the following:

- Explain what you mean by "one sale". In this regard, we note total sales were $17,000, but as disclosed on page 29, the average sales price of your products ranges from $75 – $200 per unit. Revise to disclose how many of each kind of product was sold.

- Tell us your consideration of ASC 605-45-45 regarding your revenue recognition practices.

- Tell us in your response letter why management believes no allowance is necessary as of August 31, 2011. Tell us who your customer is and the nature of their business.

4. Note Payable, page F-10

15. We note the $100,000 borrowed from Kylemore Corp. Please tell us the nature of Kylemore Corp.'s business.

Exhibits

16. We note that the consents you provide as Exhibits 23.1 and 23.2 reference headings in the registration statement that do not exist. Please either revise the "Interest of Named Experts and Counsel" heading on page 27, or file revised consents that refer to the appropriate heading.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
        David M. Loev
        The Loev Law Firm, PC